Exhibit 99.5

Bezeq The Israel Telecommunication Corporation Ltd.

Separate Financial Information for year ended December 31, 2011

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Separate Financial Information as of December 31, 2011

Contents	Page

Report of Independent Registered Public Accounting Firm	2

Separate Financial Information
Information pertaining to the Financial Position	3
Data pertaining to the Profit or Loss	5
Information pertaining to the Comprehensive Income	6
Information pertaining to the Cash Flows	7
Notes to the separate financial information	9

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

Att:

The shareholders of Bezeq The Israel Telecommunication Corporation Ltd.

Special auditors’ report on the separate financial information pursuant to Regulation 9C of the Securities Regulations  (Periodic and Immediate Reports), 5730-1970

We have audited the separate financial statements presented pursuant to Regulation 9C of the Securities Regulations  (Periodic and Immediate Reports), 1970, of Bezeq The Israel Telecommunication Corporation Ltd. (“the Company”) as at March 31, 2011 and 2010 and each of the last three years ended on December 31, 2011, and which are included in the Company's periodic report. The separate financial information is the responsibility of the Company’s management and board of directors. Our responsibility is to express an opinion on the financial information based on our audit.

We did not audit the financial statements of investees in which the investment as of December 31, 2011 and 2010 amounted to NIS 216 million and NIS 228 million, respectively, the Company's share in their losses amounted to NIS 7 million and NIS 6 million for the year ended December 31, 2011 and 2010, respectively. The financial statements of these investees were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such investees, is based solely on the said reports of the other auditors.

We conducted our audit in accordance with the Israeli generally accepted accounting principles. These standards require that we plan and perform the audit to obtain reasonable assurance that the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and items included in the separate financial information. An audit also includes assessing the accounting principles used in drafting the separate financial information and significant estimates made by the board of directors and management of the Company, as well as evaluating the overall presentation of the separate financial information. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the separate financial information is prepared, in all material respects, in accordance with Regulation 9 C of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our opinion, we draw attention to lawsuits filed against the Company and the exposure for which cannot as yet be estimated or calculated, as set forth in Note 10.

Somekh Chaikin

Certified Public Accountants

March 14, 2012

Separate Financial Information as of December 31, 2011

Data pertaining to the Financial Position as at December 31

		2011	2010
	Note	NIS million	NIS million

Assets
Cash and cash equivalents	3	1,096	198
Investments, including derivatives (see Note 12.4)	4	940	-	*
Trade receivables	4	731	771
Other receivables	4	212	324	*
Inventories		13	15
	9	546	183
Assets classified as held for sale		23	29
Total current assets		3,561	1,520

Investments, including derivatives	4	77	96
Trade and other receivables	4	116	206
Property, plant and equipment	6	4,319	4,006
Intangible assets		368	276
Investment in investees		6,303	6,068	*
Loans extended to investees	9	1,256	871
Deferred tax assets	5	216	248
Total non-current assets		12,655	11,771
Total assets	16,216	13,291

Separate Financial Information as of December 31, 2011

		2011	2010
	Note	NIS million	NIS million

Liabilities
Debentures, loans and credit	4	757	941
Trade payables	4	177	306
Other payables, including derivatives	4	592	569
Loans from investees	4, 9	-	203
Current tax liabilities		361	229
Deferred income		28	17
Provisions	10	163	230
Employee benefits		351	233
Dividend payable		971	-
Total current liabilities		3,400	2,728

Debentures	4	5,034	2,373
Bank loans	4	3,996	2,600
Employee benefits		182	259
Deferred and other income		30	4
Dividend payable		924	-
Total non-current liabilities		10,166	5,236

Total liabilities		13,566	7,964

Equity
Share capital		3,826	6,213
Share premium		68	378
Reserves		608	526
Deficit		(1,852)	(1,790)
Total equity		2,650	5,327
Total equity and liabilities	16,216	13,291

Shaul Elovitch Chairman of the Board of Directors	Avi Gabbay CEO	Alan Gelman Deputy CEO and CFO

Date of approval of the financial statements: November 9, 2011

The attached notes are an integral part of these condensed consolidated interim financial statements.

Separate Financial Information as of December 31, 2011

Data pertaining to the Profit and Loss for the year ended December 31

		2011	2010	2009
	Note	NIS million	NIS million	NIS million

Revenue	7	4,648	5,263	5,303

Cost of Activities
Depreciation and amortization		688	690	794
Salaries		1,089	1,079	1,094
General and operating expenses	8	1,074	1,609	1,690
Other operating expenses (income), net		139	(158)	202
		2,990	3,220	3,780

Operating profit		1,658	2,043	1,523
Financing expenses (income)
Financing expenses		531	282	295
Finance revenues		(291)	(192)	(310)
Financing expenses (income), net		240	90	(15)

Profit after financing expenses (income), net		1,418	1,953	1,538
Share in earnings of investees, net		1,001	1,017	958
Profit before income tax		2,419	2,970	2,496
Income tax	5	353	527	431
Earnings after taxes on income		2,066	2,443	2,065
Profit from deconsolidation of a subsidiary		-	-	1,538
Profit for the year		2,066	2,443	3,603

The attached notes are an integral part of these condensed consolidated interim financial statements.

Separate Financial Information as of December 31, 2011

Data pertaining to the Comprehensive Income for the year ended December 31

		2011	2010	2009
	Note	NIS million	NIS million	NIS million

Profit for the year		2,066	2,443	3,603

Items of other comprehensive income
Actuarial gains (losses), net of tax		28	8	(10)
Other items of other comprehensive income (loss), net of tax		3	-	(1)
Other comprehensive income (loss), net of tax for
Investees		4	5	-
Other comprehensive income (loss), net of tax		35	13	(11)

Total comprehensive income for the year		2,101	2,456	3,592

The attached notes are an integral part of these consolidated financial statements

Separate Financial Information as of December 31, 2011

Data pertaining to the Cash Flows for the year ended December 31

		2011	2010	2009
	Note	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year		2,066	2,443	3,603
Adjustments:
Depreciation	6	613	618	715
Amortization of intangible assets		75	72	79
Profit from deconsolidation of a subsidiary		-	-	(1,538)
Share in profit of equity accounted investees		(1,001)	(1,017)	(958)

Financing expenses, net		243	69	(44)
Capital gain, net		(181)	(171)	(64)
Share-based payment transactions		165	26	25
Income tax expenses	5	353	527	431

Change in inventory		2	(6)	1
Change in trade and other receivables	4	95	29	26
Change in trade and other payables	4	(80)	55	1
Change in provisions		(67)	(45)	25
Change in employee benefits		79	(213)	118
Change in deferred income		27	1 *	-
Operating expenses (income) for derivatives, net		(21)	10 *	-

Net cash from financing activities (used for activities) for transactions with investees	9	(34)	2	2

Net income tax paid		(228)	(260)	(202)
Net cash from operating activities		2,106	2,140	2,220

Cash flows from investing activities
Investment in intangible assets		(167)	(156)	(133)
Proceeds from the sale of property, plant and equipment		228	132	86
Acquisition of financial assets held for trading		(2,850)	-	-
Proceeds from disposal of financial assets held for trading		1,961	-	6
Purchase of property, plant and equipment	6	(998)	(876)	(720)
(Payment) receipt for derivatives		(5)	(2)*	-
Proceeds from disposal of investments and non-current loans		7	2 *	46
Interest and dividends received		33	8	25
Acquisition of a subsidiary from an investee		-	(196)	-
Net cash flows from current operations regarding transactions with investees	9	507	1,097	578
Net cash from (used in) financing investing activities		(1,284)	9	(112)

The attached notes are an integral part of these consolidated financial statements

Separate Financial Information as of December 31, 2011

Data pertaining to the Cash Flows for the year ended December 31 (cont'd)

		2011	2010	2009
	Note	NIS million	NIS million	NIS million
Cash flow from financing activities
Bank loans received	4	2,200	2,600	400
Issue of debentures		3,092	-	-
Repayment of bank loans		(600)	(400)	-
Repayment of debentures	4	(702)	(567)	(556)
Dividend paid		(3,155)	(3,733)	(1,941)
Interest paid		(346)	(196)	(167)
Net proceeds (payment) for derivatives		(1)	10	44
Proceeds from exercise of options for shares		21	26	129
Net cash from financing ongoing activities (used for activities) Financing for transactions with investees	9	(433)	(51)	250
Net cash from (used in) financing activities		76	(2,311)	(1,841)

Increase (decrease) in cash and cash equivalents		898	(162)	267
Cash and cash equivalents at January 1		198	360	93
Cash and cash equivalents as at the end of the year	3	1,096	198	360

* Reclassified See Note 2.3.

The attached notes are an integral part of these consolidated financial statements

Separate Financial Information as of December 31, 2011

Notes to the separate financial information as of December 31, 2011

1.	General

Below is a breakdown of financial information from the Group's consolidated financial statements as of December 31, 2011 ("the Consolidated Statements") published as part of the periodic reports, pertaining to the Company itself ("the Separate Financial Information"), presented pursuant to Regulation 9C ("the Regulation") and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),5730-1970 (hereinafter "the Tenth Addendum") with respect to the separate financial information of the corporation.

This Separate Financial Information should be read in conjunction with the Consolidated Statements.

In this Separate Financial Information -

The Company – "Bezeq" The Israel Telecommunication Corporation Ltd.

"Investee", the "Group", "Subsidiary", "Interested Party" - as these terms are defined in the Group's Consolidated Statements for 2011.

2.	Significant accounting standards that were applied in these Separate Financial Information,

The accounting policies specified in the Consolidated Statements were consistently applied by the Company to all periods presented in this Separate Financial Information, including the method for classifying the financial information under the consolidated statements, with the required changes:

2.1.	Presentation of the financial information

2.1.1	Information pertaining to the Financial Position

This information includes data about the amounts of assets and liabilities in the consolidated statements attributable to the Company itself (other than for investees), with a description of the types of assets and liabilities. In addition, information about the net amount, based on the consolidated statements, attributable to the shareholders of the Company itself, of the assets less the liabilities, for investees, including goodwill were included in these data.

2.1.2	Information pertaining to the Comprehensive Income

This information includes data about the amounts of income and expenses in the consolidated statements, with a breakdown of profit or loss and other comprehensive income, attributable to the Company itself (other than for investees), with a description of the types of income and expenses. In addition, this information includes data about the net amount, based on the consolidated statements, attributable to the shareholders of the Company itself, of total income less total expenses for the operating results of investees, including impairment of goodwill, impairment or derecognition of an investment in an associate, and impairment or derecognition of an investment in an equity-accounted  jointly-controlled company.

2.1.3	Information pertaining to the Cash Flows

This information includes details of cash flows in the consolidated statements attributable to the Company itself (other than for investees), taken from the consolidated statement of cash flows, with a breakdown according to cash flow from operating, investment and financing activities while specifying of their components. Cash and cash pertaining to ongoing, investment and financing activities with regard to transactions with investees are presented separately as net figures, as part of the given activities, based on the nature of the transaction.

Separate Financial Information as of December 31, 2011

2.	Significant accounting standards that were applied in these Separate Financial Information (cont'd)

2.2.	Transactions between the Company and investees

2.2.1	Presentation

Intra-group balances and any unrealized income and expenses arising from intra-group transactions, which were derecognized in the preparation of the consolidated financial statements, are presented separately from the balance for investees and the profit with respect to investees, together with similar balances with third parties.

2.2.2	Measurement

Transactions carried out between the Company and its subsidiaries are measured in accordance with the recognition and measurement principles set in the International Financial Reporting Standards ("IFRS"). These principles outline the accounting treatment for transactions carried out with third parties.

2.3.	Certain amounts in comparative figures were reclassified to the relevant sections in the financial statements for the current year.

3.	Cash and cash equivalents

	December 31, 2011	December 31, 2010
	NIS million	NIS million
NIS denominated	1,080	195
Foreign currency linked	16	3
Total Cash and Cash Equivalents	1,096	198

Separate Financial Information as of December 31, 2011

4.	Financial instruments

4.1.	Investments, including derivatives

4.1.1	Segmentation by type of investment

	December 31, 2011	December 31, 2010
	NIS million	NIS million
Current investments
Financial assets held for trading (monetary reserves)	915	-
Derivatives*	25	-
	940	-

Non-current investments
Bank deposit for providing loans to employees	76	83
Other investments, including derivatives	1	13
	77	96

	1,017	96

* Of which NIS 9 million is linked to the CPI and NIS 16 million is linked to the dollar.

4.1.2	Analysis of projected maturity dates

	2012	TBD	Total
	NIS million	NIS million	NIS million
Financial assets held for trading (monetary reserves)	915	-	915
Other investments, including derivatives	25	1	26
Bank deposit for providing loans to employees	-	76	76
	940	77	1,017

Separate Financial Information as of December 31, 2011

4.	Financial instruments (cont’d.)

4.2.	Trade and other receivables

	December 31, 2011
	Maturity dates	Unlinked	Israeli CPI linked	Non-monetary	Total
		NIS million	NIS million	NIS million	NIS million

Current assets
Trade receivables	2012	731	-	-	731
Other receivables	2012	7	198	7	212
Total current assets		738	198	7	943

Non-current assets
Trade and other receivables	2013-2014	70	46	-	116

	December 31, 2010
	Maturity dates	Unlinked	Israeli CPI linked	Non-monetary	Total
		NIS million	NIS million	NIS million	NIS million

Current assets
Trade receivables	2011	771	-	-	771
Other receivables	2011	221	84	19	324
Total current assets		992	84	19	1,095

Non-current assets
Trade and other receivables	2012-2014	92	114	-	206

Separate Financial Information as of December 31, 2011

4.	Financial instruments (cont’d.)

4.3.	Suppliers and other payables, including derivatives

	December 31, 2011
	Unlinked	Israeli CPI linked	In foreign currency or linked thereto (primarily USD)	Total
	NIS million	NIS million	NIS million	NIS million

Trade payables	149	-	28	177
Other payables, including derivatives*	506	86	-	592
	655	86	28	769

	December 31, 2010
	Unlinked	Israeli CPI linked	In foreign currency or linked thereto (primarily USD)	Total
	NIS million	NIS million	NIS million	NIS million

Trade payables	282	-	24	306
Other payables, including derivatives*	455	104	10	569
	737	104	34	875

* Of this amount NIS 1 million is for derivatives (NIS 10 million in 2010)

Separate Financial Information as of December 31, 2011

4.	Financial instruments (cont’d.)

4.4.	Debentures and Loans

4.4.1	Composition:

	December 31, 2011	December 31, 2010
	NIS million	NIS million

Current liabilities
Current maturities of debentures (1)	553	941
Current maturities of bank loans	204	-
Loans from investees	-	203
	757	1,144
Non-current liabilities
Debentures (2)	5,034	2,373
Bank loans	3,996	2,600
	9,030	4,973

	9,787	6,117

(1)	Of this amount, NIS 181 million (NIS 178 million in 2010) is for current maturities of debentures held by Bezeq Zahav (Holdings) Ltd. ("Bezeq Zahav").

(2)	Of this amount, NIS 712 million (NIS 871 million in 2010) is for debentures held by Bezeq Zahav.

4.4.2	Terms and debt repayment schedule

	December 31, 2011		December 31, 2010
	Carrying amount balance	Nominal value	Carrying amount balance	Nominal value	Interest rate range
	NIS million	NIS million	NIS million	NIS million
Total unlinked loans bearing variable interest	2,400	2,400	1,300	1,300	Prime -0.33% to +0.2%
Total unlinked loans bearing fixed interest	1,800	1,800	1,300	1,300	6.85% - 5%
CPI linked loans bearing fixed interest	-	-	203	200	4%
Total loans	4,200	4,200	2,803	2,800
Debentures issued to the public
CPI linked Debentures, bearing fixed interest - Series 4	-	-	351	300	4.8%
CPI linked Debentures, bearing fixed interest - Series 5	2,413	1,989	2,861	2,387	5.3%
CPI linked Debentures, bearing fixed interest - Series 6	962	958	-	-	3.7%
Unlinked Debentures bearing variable interest - Series 7	425	425	-	-	Makam (Interest of short-term loan) for one year +1.4%
Unlinked Debentures bearing fixed interest - Series 8	1,329	1,329	-	-	5.7%
Total debentures issued to the public	5,129	4,701	3,212	2,687
Debentures issued to financial institutes
CPI linked Debentures, bearing fixed interest	58	44	102	81	5.95%
Unlinked debentures bearing fixed interest	400	400	-	-	6.65%
Total debentures issued to financial institutions	458	444	102	81

Total debentures	5,587	5,145	3,314	2,768

Total interest-bearing liabilities	9,787	9,345	6,117	5,568

For further information see Note 13 to the consolidated statements, Debentures, Loans and Credit

Separate Financial Information as of December 31, 2011

4.	Financial instruments (cont’d.)

4.5.	Liquidity risk

Below are the contractual maturities of financial liabilities, including estimated interest payments (based on known CPI and interest data as of December 31, 2011):

	December 31, 2011
	Carrying amount	Projected cash flows	First half of 2012	Latter half of 2012	2013	2014-2016	2017 and thereafter
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Non-derivative financial liabilities

Trade payables	177	177	177	-	-	-	-
Other payables	592	592	578	14	-	-	-
Bank loans	4,200	5,200	139	228	720	2,111	2,002
Debentures issued to the public	5,129	6,214	584	64	707	2,805	2,054
Debentures issued to
financial institutes and others	458	654	74	13	27	80	460
Dividend payable	1,895	2,000	500	500	1,000	-	-
	12,451	14,837	2,052	819	2,454	4,996	4,516

	December 31, 2011
	Carrying amount	Projected cash flows	First half of 2012	Latter half of 2012	2013	2014-2016	2017 and thereafter
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Non-derivative financial liabilities

Trade payables	306	306	306	-	-	-	-
Other payables	559	559	552	7	-	-	-
Loans from subsidiaries	203	203	203	-	-	-	-
Bank loans	2,600	3,122	42	56	265	1,679	1,080
Debentures issued to the public	3,212	3,580	885	-	588	1,617	490
Debentures issued to
financial institutes and others	102	88	88	-	-	-	-
	6,982	7,858	2,076	63	853	3,296	1,570
Financial liabilities - derivatives
Forward contract on the price of copper	10	10	10	-	-	-	-

Separate Financial Information as of December 31, 2011

4.	Financial instruments (cont’d.)

4.6.	Currency and CPI Risks

Breakdown of the Company’s exposure to CPI risks for derivative financial instruments:

	December 31, 2011
	Linkage/Currency receivable	Linkage/Currency payable	Expiration date	Par value (Currency)	Fair value
				Million	NIS million
Instruments not used for accounting hedge
Forward contracts on CPI	CPI	Unlinked	2011-2012	600	8

	December 31, 2011
	Linkage/Currency receivable	Linkage/Currency payable	Expiration date	Par value (Currency)	Fair value
				Million	NIS million
Instruments not used for accounting hedge
Forward contracts on CPI	CPI	Unlinked	2011-2012	600	8

Separate Financial Information as of December 31, 2011

5.	Income tax

5.1.	General

	For year ended December 31
	2011	2010	2009
	NIS million	NIS million	NIS million
Current tax expense
For the current period	332	396	301
Adjustments for prior years, net	-	-	(30)
	332	396	271

Deferred tax expense
Creation and reversal of temporary differences	53	131	120
Effect of change in tax rates	(32)	-	40
	21	131	160

Income tax expenses	353	527	431

5.2.	Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributed to the following items:

	As of December 31
	2011	2010
	NIS million	NIS million
Employee benefit plans	276	245
Share-based payments	12	16
Provisions	17	22
Property, plant and equipment	(99)	(42)
Other	10	7
	216	248

5.3.	Changes in interim provisions during the year

	Balance at January 01, 2010	Recognized in profit or loss	Recognized in equity	Balance at December 31, 2010	Recognized in profit or loss	Recognized in equity	Balance at December 31, 2011
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Employee benefits plans	318	(70)	(3)	245	41	(10)	276
Share-based payments	27	(11)	-	16	(4)	-	12
Provisions	30	(8)	-	22	(5)	-	17
Property, plant and equipment	-	(42)	-	(42)	(57)	-	(99)
Other	8	-	(1)	7	5	(2)	10
	383	(131)	(4)	248	(20)	(12)	216

Separate Financial Information as of December 31, 2011

6.	Purchase of property, plant and equipmen

	2011	2010
	NIS million	NIS million
Cost or deemed cost
Balance as at January 1	16,817	16,818
Additions	1,006	885
Disposals	(932)	(926)
Transfer to assets held for sale	(71)	40
Balance as at December 31	16,820	16,817

Depreciation and loss from impairment of assets
Balance as at January 1	12,811	13,047
Depreciation for the year	613	618
Disposals	(865)	(884)
Transfer to assets held for sale	(58)	30
Balance as at December 31	12,501	12,811

Amortized cost as at January 1	4,006	3,771

Amortized cost as at January 31	4,319	4,006

7.	Revenue

	For year ended December 31
	2011	2010	2009
	NIS million	NIS million	NIS million
Fixed-line telephony	2,393	3,160	3,333
Internet - Infrastructure	1,092	977	863
Transmission and data communication	931	882	851
Other services	232	244	256
	4,648	5,263	5,303

8.	Operating and general expenses

	For year ended December 31
	2011	2010		2009
	NIS million	NIS million		NIS million
Connectivity and payments to communication operators	314	855	*	871	*
Sales and marketing expenses	194	196	*	218	*
Terminal equipment and materials	89	88		80
Maintenance of buildings and sites	247	240		278
Services and maintenance by sub-contractors	76	76		96
Vehicle maintenance expenses	78	101		96
Royalties and others	76	53		51
	1,074	1,609		1,690

* Reclassified

Separate Financial Information as of December 31, 2011

9.	Substantial Agreements and Transactions with Investees

Entities directly held by the Company are as follows:

Pelephone Communications Ltd. (Pelephone)

Bezeq International Ltd. (Bezeq International)

Bezeq Online Ltd. (Bezeq Online)

Bezeq Zahav (Holdings) Ltd. (Bezeq Zahav)

Stage One Venture Capital Fund (Israel), L.P. (Stage One)

DBS Satellite Services (1998) Ltd. (DBS)

Walla! Communications Ltd. (Walla)

For further information pertaining to the full tender offer published by the Company for the acquisition of all the shares in Walla held by the public, subsequent to the date of the financial statements, see Note 32.3 to the consolidated statements.

9.1.	Financial Guarantees

9.1.1	The Company has given guarantees to banks for credit granted to Bezeq International up to a total amount of NIS 70 million:

9.1.2	For information pertaining to guarantees and liens provided by the Company to various entities with respect to DBS, see Note 19 to the consolidated statements, Securities, Liens and Guarantees

9.2.	Loans

Loans from investees

9.2.1
During 2010, the Company took from Pelephone the following loans (under an existing framework agreement between the parties), all the loans are linked to the CPI, bear annual interest of 4% and their repayment dates are as noted below:

Loan from May 31, 2010 in the amount of NIS 90 million payable on January 6, 2011.

Loan from June 15, 2010 in the amount of NIS 110 million payable on January 6, 2010.

Loan from October 3, 2010 in the amount of NIS 110 million payable on January 6, 2011.

All these loans were repaid on their due dates.

9.2.2
In 2004 Bezeq Zahav purchased Series 5 debentures of the Company. The par value balance held by Bezeq Zahav as of December 31, 2011 amounted to NIS 733 million. The debentures are repayable in six equal annual installments in each of the years 2011 to 2016. The interest rate fixed for these debentures is 5.3% per annum. The purchase was made through a loan from the Company which is at the same terms as those of the debentures.

Loans to investees

9.2.3
As of December 9, 2001 there is a framework agreement between the Company and Bezeq Online, under which the Company will provide, from time to time, short term loans to Bezeq Online As of December 31, 2010 there was a loan balance in the amount to NIS 5 million. The loan bears current interest at the Bank of Israel interest rate with the addition of a 0.5% margin. This balance was repaid during 2011.

9.2.4
On September 1, 2011 the Company provided a new loan in the amount of NIS 17 million to Bezeq Online. The loan is linked to the CPI and bears annual interest of 4%. The interest will be paid once every six months and the principal is payable in three equal annual installments as of September 1, 2012.

Separate Financial Information as of December 31, 2011

9.	Substantial Agreements and Transactions with Investees (cont'd)

9.2      Loans (contd.)

Loans to investees (contd.)

9.2.5
On May 17, 2011 the Company provided a loan in the amount of NIS 280 million to Pelephone. This loan bears annual interest of 4%, is linked to the CPI and is repayable on May 17, 2012.

On December 12, 2011 the Company provided a loan in the amount of NIS 450 million to Pelephone. This loan bears fixed annual interest of 6%. The loan will be repaid in equal annual installments as of December 5, 2012.

9.2.6
On December 12, 2011 the Company provided a loan in the amount of NIS 160 million to Bezeq International. This loan bears fixed annual interest of 5.1%. The loan will be repaid in equal annual installments as of December 5, 2012.

9.2.7	For information relating to the loans provided by the Company to DBS, see Note 12 to the consolidated statements, Investees.

9.2.8	For information pertaining to the loan from the Company to Bezeq Zahav with regard to debentures Series 5, see section 9.2.2 above.

Breakdown of loan balances provided to investees:

	December 31, 2011	December 31, 2010
	NIS million	NIS million
Short term loans and current maturities
Bezeq Zahav	181	178
Pelephone	327	-
Bezeq International	32	-
Bezeq Online Ltd.	6	5
	546	183

Non-current loans
Bezeq Zahav	712	871
Pelephone	405	-
Bezeq International	128	-
Bezeq Online Ltd.	11	-
	1,256	871

	1,802	1,054

9.2.9
In addition to agreements for the foregoing loans, there are existing debit balances of Pelephone and Bezeq International for their share in bonus plan for managers (set forth in Note 26 of the consolidated statements pertaining to Share-based Payments). According to the foregoing plan the Company reached agreements with Pelephone and Bezeq International according to which in the event of actual exercise of options, the Company will receive from these companies, close to and following such exercise, an amount equivalent to the benefit that will be attributed to the employees for tax purposes ("the Proportionate Share")

Separate Financial Information as of December 31, 2011

9.	Substantial Agreements and Transactions with Investees (cont'd)

9.3.	Agreements for the provision of services

As the Company and its investees are communications providers, they are engaged in agreements and arrangements to providing and receiving various services in the communications sector, as follows:

9.3.1	Pelephone

A transmission agreement, interconnectivity arrangements, agreements regulating telecommunications services provided jointly by both companies, purchase agreements for communications equipment and leasing agreements (mainly for communication facilities).

9.3.2	Bezeq International

A transmission agreement, interconnectivity arrangements, billing agreements, international and domestic telecommunications service arrangements, ADSL agreement (to regulate the connection between the Company's infrastructure and Bezeq International's services), agreements regulating the telecommunications services provided jointly by both companies, maintenance of communications equipment, marketing agreements, purchase agreements for communications equipment and leasing agreements (mainly for communication facilities).

9.3.3	Bezeq Online Ltd.

Equipment maintenance agreements, voice-mail service agreements.

9.3.4	D.B.S.

Communications equipment, marketing and maintenance agreements.

9.3.5	Walla

An agreement for paying of bills via Walla's website, collaboration agreements and an agreement for website advertising on Walla or its investees.

The terms of the foregoing service agreements are fixed according to accepted market prices for similar type of services.

9.3.6	Breakdown of the volume of transactions and the balances included in the Company's books for these transactions (other that the loans as described in section 9.2 above):

	For year ended December 31
	2011	2010	2009
	NIS million	NIS million	NIS million
Transactions

Revenue
Pelephone	158	160	149
Bezeq International	113	110	103
D.B.S.	3	1	10
Other	3	2	2
Total	277	273	264

Expenses
Pelephone	82	241	233
Bezeq International	21	11	3
D.B.S.	-	5	1
Other	13	6	-
Total	116	263	237

Separate Financial Information as of December 31, 2011

9.	Substantial Agreements and Transactions with Investees (cont'd)

9.3        Agreements for the provision of services

9.3.6	(contd.)

	December 31	December 31
	2011	2010
	NIS million	NIS million
Balance
Pelephone	14	(14)
Bezeq International	16	9
D.B.S.	53	47
Other	(4)	3
Total	79	45

For more information, see to Note 29 to the consolidated statements, Transactions with interested and related parties

9.4.	Dividends and Investments

9.4.1	During 2010 Pelephone announced a dividend in the amount of NIS 625 million. NIS 410 million was paid during 2010 and the balance of NIS 215 million were paid on January 6, 2011.

9.4.2	During 2011 Pelephone announced and paid a dividend in the amount of NIS 869 million.

9.4.3	During 2010 Bezeq International announced and paid a dividend in the amount of NIS 216 million.

9.4.4	During 2011 Bezeq International announced and paid a dividend in the amount of NIS 92 million.

9.4.5
During 2011 the Company received its share in the distribution of profits of Stage One, in an amount of NIS 3 million. Subsequent to the reporting date, the fund signed an agreement to sell the shares of one of the companies in which the fund invested. Following the agreement, in the first quarter of 2012, the Group is expected to recognize financing revenues of USD 18 million from the disposal of available-for-sale assets.

For further information concerning investees see Note 12 to the consolidated financial statements, Investees.

10.	Contingent Liabilities

During the normal course of business, various lawsuits were filed against the Company and it faces various pending proceedings (in this section: “Litigations”).

Provisions are included in the Company's financial statements for litigations in the amount of NIS 163 million.

An additional exposure as of December 31, 2011, beyond these provisions, for litigations amount to NIS 2.3 billion. Of the foregoing litigations, there are litigations that total NIS 590 million, which at this stage cannot be estimated, and there are additional claims for which the Company has additional exposure beyond the foregoing, due to the fact that no exact amount is noted in these claims.

Furthermore, subsequent to reporting date, a customers lawsuit was filed against the Company, Pelephone and other communications companies that do not belong to the Group, in an overall scope of NIS 361 million (without breakdown of the amount claimed from each of the defendants). At the approval date of the financial statements, the exposure for these claims cannot be assessed.

For further information concerning contingent liabilities, see Note 17 to the consolidated financial statements, Contingent Liabilities